UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Fiscal Year Ended December 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935

PROGRESS ENERGY, INC., 410 S. Wilmington Street, Raleigh, North Carolina 27601

   TABLE OF CONTENTS

Item		Page Number
1. 2. 3. 4. 5. 6. 7. 8. 9. 10. 11.	System Companies and Investments therein as of December 31, 2004

Acquisitions or Sales of Utility Assets

Issue, Sale, Pledge, Guarantee or Assumption of System Securities

Acquisition, Redemption or Retirement of System Securities

Investments in Securities of Nonsystem Companies

Officers and Directors

Contributions and Public Relations

Service, Sales and Construction Contracts

Wholesale Generators and Foreign Utility Companies

Financial Statements and Exhibits

	Signature	3 9 9 9 10 13 18 18 20 23 25

Item I.   System companies and investments therein as of December 31, 2004

The registrant objects to the public disclosure of the following portions of Item #1 as they contain potentially sensitive market information that might put the registrant or one or more of the registrant's subsidiaries at a competitive disadvantage if released publicly:

a)    Issuer's Book Value for each system company;
b)    Owner's Book Value for each system company; and
c)    Footnote details, or portions thereof, which are specific to a particular system company or system companies.

Responses to these portions of Item 1. will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935.

Name of Company	Percent of Voting Securities Held (1)	Business Type	Number of Common Shares Held	Issuer's Owner's Book Book Value Value (in 1,000s) (in 1,000s)
Progress Energy, Inc. (Progress Energy or "the registrant")
         Cape Fear Energy Corp. (Cape Fear) *
         Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (CP&L)(5)
                  CaroHome, LLC (CaroHome) (9)
                  Powerhouse Square, LLC (Powerhouse) (11)
                  ITAC 27, LLC
                  CaroFund, Inc. (CaroFund)
                           CaroHome, LLC (CaroHome) (12)
                  Progress Energy EnviroTree, Inc. (EnviroTree) (14)
                  Capitan Corporation (Capitan)
                  CaroFinancial, Inc. *
         Strategic Resource Solutions Corp. (SRS)
                  Progress Energy Solutions, Inc. (PES) * (16)
                           PES Engineering Corp. (PES Engineering) * (17)
         PV Holdings, Inc. (PV Holdings)
                  Progress Ventures, Inc., d/b/a Progress Energy Ventures, Inc.
                  (Ventures)
                           Walton County Power, LLC (Walton)
                           Washington County Power, LLC (Washington)
                           PV Synfuels, LLC (PV Synfuels)
                                    Solid Fuel LLC (Solid Fuel) (22)
                                    Sandy River Synfuel LLC (Sandy River) (24)
                                    Colona SynFuel Limited Partnership, L.L.L.P.
                                    (Colona SynFuel)(26)
                           Progress Genco Ventures, LLC (Genco)
                                    DeSoto County Generating Co., LLC (DeSoto)
                                    Effingham County Power, LLC (Effingham)
                                    MPC Generating, LLC (MPC)
                                    Rowan County Power, LLC (Rowan)
                                    West Generating Company, LLC (West) * (27)
         Progress Energy Service Company, LLC (Service Co.) (28)
                  NuStart Energy Development LLC (29)
         Progress Real Estate Holdings, Inc. (RE Holdings)
         Florida Progress Corporation (Florida Progress)
                  Tampa Bay Devil Rays, Ltd. (TBDR) (31)
                  Progress Capital Holdings, Inc. (PCH)
                           PIH, Inc. (PIH)
                                    PIH Tax Credit Fund III, Inc. (PIH III) (32)
                                    PIH Tax Credit Fund IV, Inc. (PIH IV) (33)
                                    PIH Tax Credit Fund V, Inc. (PIH V) (34)
                           Progress Reinsurance Co., Ltd. (Progress Reinsurance)
                           Progress Telecommunications Corporation (PTC)
                                    Progress Telecom, LLC (PTLLC) (35)
                                            Progress Telecom International LLC (PTI)(36)
                                            Progress Telecom Virginia, LLC (PTV) (37)
                           Progress Provisional Holdings, Inc. (Progress Provisional)
                           Progress Holdings, Inc. (Progress Holdings) (38)
                           Cadence Network Inc. (39)
                           Progress Fuels Corporation
                                    Mesa Hydrocarbons, LLC
                                    Dulcimer Land Company, Inc.
                                    Powell Mountain Coal Company, Inc.
                                    Progress Land Corporation
                                    Progress Materials, Inc.
                                    Marmet Synfuel, LLC
                                    Riverside Synfuel, LLC
                                    Dixie Fuels Limited (40)
                                    Dixie Fuels II, Limited * (41)
                                    EFC Synfuel, LLC
                                            Ceredo Synfuel, LLC (42)
                                            Sandy River Synfuel, LLC (Sandy River)(43)
                                            Solid Energy LLC (44)
                                            Solid Fuel LLC (45)
                                    Progress Synfuel Holdings, Inc.
                                            Ceredo Synfuel, LLC (46)
                                            Sandy River Synfuel, LLC (Sandy River)(47)
                                            Solid Energy LLC (48)
                                            Solid Fuel LLC (49)
                                    Kentucky May Coal Company, Inc.
                                            Diamond May Coal Company
                                            Kanawha River Terminals, Inc. (50)
                                                     Ceredo Liquid Terminal, LLC
                                                     Coal Recovery V, LLC (51)
                                                     Marigold Dock, Inc.
                                                     Colona SynFuel Limited
                                                     Partnership, L.L.L.P.
                                                     (ColonaSynFuel)(52) (53)
                                                     Colona Sub No. 2, LLC
                                                              Colona SynFuel Limited
                                                              Partnership, L.L.L.P.
                                                              (Colona SynFuel) (54)
                                                     Colona Newco, LLC
                                                              Colona SynFuel, Limited
                                                              Partnership, L.L.L.P.
                                                              (Colona SynFuel) (55)
                                                     Black Hawk Synfuel, LLC
                                                              New River Synfuel, LLC(56)
                                    PFC Gas Holdings, LLC (57) (58)
                                    WGC Holdco, LLC
                                    Winchester Energy Company, Ltd. (60) (61) (62)
                                            Winchester Production Company, Ltd. (63)(64)
                                            TGG Pipeline, Ltd. (65)
                                            Talco Midstream Assets, Ltd. (66)
                                            Vaughan Holding Company, LLC (67) (68)
                                                     Winchester Production Company,
                                                     Ltd. (69)
                                                     TGG Pipeline, Ltd. (70)
                                                     Talco Midstream Assets, Ltd.(71)
                                    Progress Metal Reclamation Company (72)
                                            West Virginia Auto Shredding, Inc.
                                    Progress Rail Services Corporation (73)
                                            Servicios Ferroviarios Progress, S. de
                                            R.L. de C.V. (74)
                                            Progress Rail Services de Mexico, S.A. de
                                            C.V. (75)
                                            Railcar Finance, LLC (76)
                                            Progress Rail Holdings, Inc.
                                                     Progress Rail Transcanada
                                                     Corporation
                                            FM Industries, Inc
                                            Southern Machine and Tool Company
                                            Railcar, Ltd. (77)
                                                     Railcar Finance, LLC (78)
                                                     Servicios Ferroviarios Progress,
                                                     S. de R.L. de C.V.(79)
                                                              Servicios Administrativos
                                                              Progress, S. de R.L. de
                                                              C.V. (80)
                                                     Progress Rail Services de
                                                     Mexico, S.A de C.V. (81)
                                                              Servicios
                                                              Administrativos
                                                              Progress, S. de R.L. de
                                                              C.V. (82)
                                            Chemetron-Railway Products, Inc.
                                            Kentuckiana Railcar Repair and Storage
                                            Facility, LLC (83)
                                            United Industries, Inc
                                                     Kentuckiana Railcar Repair &
                                                     Storage Facility, LLC (84)
                                            Progress Rail Canada Corporation
                                            Progress Vanguard Corporation
                                            DAPCO Rail Services, LLC (85)
                                            S&L Railroad, LLC
                                            3079936 Nova Scotia Company
                           West Drum Holdings Corporation * (86)
                                    PEC Fort Drum, Inc.
                                            Westmoreland-Fort Drum, LP
                                                     Westpower-Fort Drum LLP
                                                              Black River Ltd.
                                                              Partnership *(87)
                  Florida Progress Funding Corporation
                           FPC Capital I
                  FPC Del, Inc. (90)
                  Florida Power Corporation d/b/a Progress Energy Florida, Inc.
                  (Florida Power) (91)
                           GridFlorida, LLC (92)
Progress Energy EnviroTree, Inc. (EnviroTree) (93)	N/A
100% [w]
100% [w]
99% [w]
99.9% [p]
100% [w]
100% [w]
1% [w]
50% [w]
100% [w]
100% [w]
100% [w]
N/A
N/A
100% [w]
100% [w]

100% [w]
100% [w]
100% [w]
90% [w]
90% [w]

17% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
12.5% [p]
100% [w]
100% [w]
5.182% [p]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
55% [w]
100% [w]
100% [w]
100% [w]
N/A
7% [p]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
100% [w]
65% [p]
N/A
100% [w]
99% [w]
9% [w]
99% [w]
9% [w]
100% [w]
1% [w]
1% [w]
1% [w]
1% [w]
100% [w]
100% [w]
100% [w]
100% [w]
25% [p]
100% [w]

12.1% [w]

100% [w]

1% [w]
100% [w]

20.1% [w]
100% [w]
10% [p]
100% [w]
100% [w]
99% [w]
96.1% [w]
99.5% [w]
99.5% [w]
100% [w]

3.9% [w]
0.5% [w]
0.5% [w]
100% [w]
100% [w]
100% [w]

0.1% [w]

18% [w]
N/A
100% [w]

100% [w]
100% [w]
100% [w]
100% [w]
N/A

99.9% [w]

99.9% [w]

82% [w]

0.1% [w]

100% [w]
21% [w]

100% [w]

79% [w]
100% [w]
100% [w]
60% [p]
100% [w]
100% [w]
100% [w]
100% [w]
88.9% [p]
75% [p]

N/A
100% [w]
100% [w]
N/A

100% [w]
33.3% [p]
50% [w]	RHC (2)
Inactive
EU (6)
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Inactive
Non-utility
Inactive
Inactive
IHC (18)
IHC

EWG
EWG
NUHC (20)
Non-utility
Non-utility

Non-utility
IHC
EWG
EWG
EWG
EWG
Inactive
Service Company
Non-utility
Non-Utility
IHC
Non-utility
IHC
IHC
Non-utility
Non-utility
Non-utility
Non-utility
ETC
ETC
ETC
ETC
Non-utility
Inactive
ETC
IHC
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Inactive
IHC
Non-utility
Non-utility
Non-utility
Non-utility
IHC
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility

Non-utility

Non-utility

Non-utility
Non-utility

Non-utility
Non-utility
Non-utility
ERA (59)
ERA
ERA
ERA
ERA
ERA
NUHC

ERA
ERA
ERA
Non-utility
Non-utility
Non-utility

Non-utility

Non-utility
Inactive
IHC

Non-utility
Non-utility
Non-utility
Non-utility
Inactive

Non-utility

Non-utility

Non-utility

Non-utility

Non-utility
Non-utility

Non-utility

Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Non-utility
Inactive
IHC
IHC
IHC

Inactive
SPFE (88)
FE (89)
Inactive

EU
Non-utility
Non-utility	N/A
      1,000
159,608,055
        N/A
        N/A
        N/A
        100
        N/A
         50
        240
      1,000
        N/A
        N/A
        N/A
        100
        100

        N/A
        N/A
        N/A
        N/A
        N/A

        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        100
 98,616,658
        N/A
     10,000
      1,000
      1,000
      1,000
      1,000
    500,000
      1,000
        100
        N/A
        N/A
      1,000
        N/A
  3,375,000
     10,000
        N/A
        500
        100
      1,000
        100
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
      1,000
        N/A
        N/A
        N/A
        N/A
        375
        500
      1,850
        N/A
        N/A
        100

        N/A

        N/A

        N/A
        N/A

        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A
        N/A

        N/A
        N/A
        N/A
      1,000
        500
      1,000

        N/A

          9
        N/A
      1,000

      1,000
      1,000
         45
    216,700
        N/A

        N/A

        N/A

         41

        N/A

      2,500
        N/A

        895

        N/A
      1,000
        N/A
        N/A
        N/A
        100
        100
        100
        N/A
        N/A

        N/A
        100
    371,135
        N/A

        100
        N/A
50	CONFIDENTIAL (3) (4)
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CONFIDENTIAL (13)
CONFIDENTIAL (15)
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CONFIDENTIAL (25)

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CONFIDENTIAL
CONFIDENTIAL
CONFIDENTIAL
CONFIDENTIAL
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CONFIDENTIAL
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--------

(1) Under the Percentage of Voting Securities Held column, "w" indicates the subsidiary is wholly controlled by registrant or a subsidiary of registrant and "p" indicates an affiliate is partially controlled by registrant or registrant's subsidiary.
(2) "RHC" indicates the Registered Holding Company, Progress Energy, Inc.
(3) CONFIDENTIAL
(4) CONFIDENTIAL
(5) CONFIDENTIAL
(6) "EU" designates an Electric Utility. The remainder of this footnote is CONFIDENTIAL.
(7) CONFIDENTIAL
(8) CONFIDENTIAL
(9) CONFIDENTIAL
(10) CONFIDENTIAL
(11) CONFIDENTIAL
(12) CONFIDENTIAL
(13) CONFIDENTIAL
(14) CONFIDENTIAL
(15) CONFIDENTIAL
(16) CONFIDENTIAL
(17) CONFIDENTIAL
(18) "IHC" indicates Intermediate Holding Company.
(19) CONFIDENTIAL
(20) "NUHC" indicates Non-Utility Holding Company.
(21) CONFIDENTIAL
(22) CONFIDENTIAL
(23) CONFIDENTIAL
(24) CONFIDENTIAL
(25) CONFIDENTIAL
(26) CONFIDENTIAL
(27) CONFIDENTIAL
(28) CONFIDENTIAL
(29) CONFIDENTIAL
(30) CONFIDENTIAL
(31) CONFIDENTIAL
(32) CONFIDENTIAL
(33) CONFIDENTIAL
(34) CONFIDENTIAL
(35) CONFIDENTIAL
(36) CONFIDENTIAL
(37) CONFIDENTIAL
(38) CONFIDENTIAL
(39) CONFIDENTIAL
(40) CONFIDENTIAL
(41) CONFIDENTIAL
(42) CONFIDENTIAL
(43) CONFIDENTIAL
(44) CONFIDENTIAL
(45) CONFIDENTIAL
(46) CONFIDENTIAL
(47) CONFIDENTIAL
(48) CONFIDENTIAL
(49) CONFIDENTIAL
(50) CONFIDENTIAL
(51) CONFIDENTIAL
(52) CONFIDENTIAL
(53) CONFIDENTIAL
(54) CONFIDENTIAL
(55) CONFIDENTIAL
(56) CONFIDENTIAL
(57) CONFIDENTIAL
(58) CONFIDENTIAL
(59) "ERA" represents Non-utility "Energy-Related Asset" as that term is defined in the December 12, 2000
     Financing Order issued to Progress Energy, Inc. by the S.E.C., 2000 WL 1818421 (S.E.C. Release No. 35-27297, 73
     S.E.C. Docket 2878).
(60) CONFIDENTIAL
(61) CONFIDENTIAL
(62) CONFIDENTIAL
(63) CONFIDENTIAL
(64) CONFIDENTIAL
(65) CONFIDENTIAL
(66) CONFIDENTIAL
(67) CONFIDENTIAL
(68) CONFIDENTIAL
(69) CONFIDENTIAL
(70) CONFIDENTIAL
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(82) CONFIDENTIAL
(83) CONFIDENTIAL
(84) CONFIDENTIAL
(85) CONFIDENTIAL
(86) CONFIDENTIAL
(87) CONFIDENTIAL
(88) "SPFE" indicates Special Purpose Financing Entity.
(89) "FE" indicates Financing Entity.
(90) CONFIDENTIAL
(91) CONFIDENTIAL
(92) CONFIDENTIAL
(93) CONFIDENTIAL

Item 2. Acquisition or Sales of Utility Assets

None.

Item 3. Issue, Sale, Pledge, Guarantee or Assumption of System Securities

None.

Item 4. Acquisition, Redemption or Retirement of System Securities

The following transactions are reported in addition to those transactions reported by Progress Energy and its subsidiaries in Rule 24 Certificates (Form 35-CERT) filed on January 5, 2004 (File No. 70-10132), March 31, 2004 (File No. 070-10132), June 1, 2004 (File No. 070-10130), August 31, 2004 (File No. 070-10130), and November 23, 2004 (File No. 070-10132):

Name of Issuer and Title of Issue	Name of Company Acquiring, Redeeming, or Retiring Securities	Number of Acquired	Shares or Redeemed	Principal Amount Retired	Consideration	Commission Authorization
Progress Energy
Maturity
6.55% Senior Notes due March 1, 2004

CP&L
Maturity
First Mortgage Bonds
5-7/8% Series due January 15, 2004

CP&L
Maturity
First Mortgage Bonds
7-7/8% Series due April 15, 2004

CP&L
Full Redemption
First Mortgage Bonds
Pollution Control Series F,
Darlington County, Series 1983 due
November 1, 2010
Redemption Price: 102.50%

CP&L
Full Redemption
First Mortgage Bonds
Pollution Control Series J,
New Hanover County, Series 1984
due June 15, 2014
Redemption Price: 101.50%

CP&L
Full Redemption
First Mortgage Bonds
Pollution Control Series K,
Chatham County, Series 1984
due June 15, 2014
Redemption Price: 101.50%

Florida Power
Maturity
First Mortgage Bonds
6.69% Medium-Term Notes,
Series B due July 1, 2004

PCH
Maturity
First Mortgage Bonds
6.48% Medium-Tern Notes
due February 9, 2004	Progress Energy CP&L CP&L CP&L CP&L CP&L Florida Power PCH	None None None None None None None None	$500,000,00 $150,000,00 $150,000,00 $34,700,000 $1,795,000 $2,580,000 $40,000,000 $25,000,000	$500,000,000 $150,000,000 $150,000,000 $40,000,000 $25,000,000	$500,000,000 $150,000,000 $150,000,000 $40,000,000 $25,000,000	Rule 42 Rule 42 Rule 42 Rule 42 Rule 42 Rule 42 Rule 42 Rule 42

Item 5. Investments in Securities of Nonsystem Companies

1.     Aggregate amount of investments in persons operating in the retail service area of Progress Energy or of its subsidiaries.

Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Service Area of Owner	Number of Persons (Entities)	Description of Persons (Entities)
CaroHome CaroFund CP&L Florida Progress Florida Power PIH	$5,835,885 $255,370 $32,962,614 $4,774,423 $336,724 $7,743,663 [3]	12 [1] 1 [2] 1 1 1 3	Internal Revenue Code Section 42
Affordable Housing Investments
("IRC 42 Investments")

IRC 42 Investments

Regional Transmission Organization ("RTO")

Investment in entity associated with the
Tampa Bay Devil Rays Major League Baseball
team (TBDR)

Investment in limited partnership
specializing in investments in the "high
tech" corridor of the Tampa Bay, Florida
area, the Inflexion Fund, L.P.

IRC 42 Investments

[1]     CaroHome sold three (3) IRC 42 Investment housing units in 2004.
[2]     CaroFund sold one IRC 42 Investment housing unit in 2004.
[3]     Prior year investment amount was shown gross of amortization, $14,219,673. The $7,743,663 reflects net investment value as of December 31, 2004.

2.     Securities owned not included in 1 above.

Name of Company	Name of Issuer	Nature of Issuer's Business	Description of Securities	Number of Shares	Percent of Voting Power [1]	Owner's Book Value
CP&L CP&L CP&L CP&L CP&L CP&L CP&L CP&L CP&L CP&L EnviroTree CP&L Service Co. CP&L CP&L CP&L CP&L CP&L CP&L CP&L CP&L	NC Enterprise
Corporation

North Carolina
Enterprise Fund, LP

WNC Institutional
Tax Credit Fund LP

Carousel Capital
Partners, LP

Kinetic Ventures I,
LLC

Kinetic Ventures
II, LLC

South Atlantic
Private Equity Fund
LP

Utech LLC

Utech Climate
Challenge Fund LP

Maxey Flats, LLC

PowerTree Carbon
Company, LLC
("PowerTree")

Progress Point One,
LLC

NuStart Energy
Development LLC

Broadwing Corp.

Capstone Turbine
Corp.

Cisco Systems, Inc.

Distributed Energy
Systems, Corp.

Evergreen Solar,
Inc.

Security First
Technologies Corp.

Tellabs, Inc.

Vitesse
Semiconductor Corp.	Venture Capital Firm

Institutional Venture
Capital Fund

Institutional Tax
Credit Fund

Private Investment
Firm

Communications-Related
Venture Fund

Communications-Related
Venture Fund

Technology and
Non-Technology
Investments

Venture Fund

Emission Reduction
Investments

Environmental
Remediation

Carbon sequestration
project

Develops property in
Wilmington, NC for
commercial and retail
use

Provide shared
funding for
potentially bringing
advanced nuclear
reactor designs to
market

Telecommunications
solutions

Microturbine
technology solutions

Networking and
communications

Solutions to the
energy marketplace

Solar power products

Enterprise software

Telecommuni-
cations

High performance
integrated circuits	Corporation

Limited
Partnership

Limited
Partnership
(Section 42
Investment-related
entity)

Limited
Liability
Company

Limited
Liability
Company

Limited
Liability
Company

Limited
Partnership

Limited
Liability
Company

Limited
Partnership

Limited
Liability
Company

Limited
Liability
Company

Limited
Liability
Company

Limited
Liability
Company

Corporation

Corporation

Corporation

Corporation

Corporation

Corporation

Corporation

Corporation	N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A N/A 70,450 66,441 13,451 391,472 169,512 12,252 3,075 67,042	4.97% 5.00% 99% 3.07% 11.11% 14.29% 9.57% 11.56% 9.76% 3.00% 5.0% 50% 12.5% .10484% .07834% .00021% 1.10150% .35664% .01735% .00069% .03105%	$35,557

     $681,371

       $0

   $1,175,212

    $2,051,884

   $5,658,312

   $1,363,855

     $262,509

    $203,144

     $93,108

   $40,000[2]

    $358,142

   $1,000,000

  $641,800 [3]

  $121,587 [3]

  $259,873 [3]

  $978,680 [3]

  $740,767 [3]

  $110,881 [3]

   $26,414 [3]

$236,658 [3]

[1]     This column reflects ownership percentage, not voting percentage unless the Issuer is a corporation.
[2]     CP&L and Florida Power each hold a 50% ownership interest in EnviroTree.
[3]     This investment was inadvertently excluded from Form U5S for fiscal year 2003.

Item 6. Officers and Directors

Part I. As of December 31, 2004:

The principal business address for all the system company officers and directors is Progress Energy, Inc., 410 S. Wilmington Street, Raleigh, North Carolina 27601.

The following abbreviations are used to designate officer and director positions:

Position	Abbreviation
    Assistant Secretary
    Assistant Treasurer
        Controller
  Chairman (of the Board)
 Chief Accounting Officer
  Chief Executive Officer
  Chief Financial Officer
   Chief Nuclear Officer
  Chief Operating Officer
    Chief Risk Officer
    Corporate Secretary
         Director
 Executive Vice President
      General Counsel
      Group President
          Manager
         President
         Secretary
   Senior Vice President
         Treasurer
Vice President	AS AT C Ch CAO CEO CFO CNO COO CRO CS D EVP GC GP MGR P S SVP T VP

                                                PROGRESS ENERGY, INC.

Officer/Director Name	Position
  Edwin B. Borden
James E. Bostic, Jr.
  David L. Burner
  Charles W. Coker
Richard L. Daugherty
W.D. Frederick, Jr.
  William O. McCoy
 Robert B. McGehee
   E. Marie McKee
John H. Mullin, III
  Richard A. Nunis
  Peter S. Rummell
Carlos A. Saladrigas
 Jean Giles Wittner
 William D. Johnson
 Robert H. Bazemore, Jr.
 Geoffrey S. Chatas
  John R. McArthur
 Thomas R. Sullivan
 Frank A. Schiller
Robert M. Williams	D D D D D D D D, Ch, CEO, P D D D D D D GP CAO, C EVP, CFO S, SVP, GC T AS AS

        CAROLINA POWER & LIGHT COMPANY, d/b/a Progress Energy Carolinas, Inc.

Officer/Director Name	Position
       Edwin B. Borden
     James E. Bostic, Jr.
       David L. Burner
       Charles W. Coker
     Richard L. Daugherty
     W.D. Frederick, Jr.
       William O. McCoy
      Robert B. McGehee
        E. Marie McKee
     John H. Mullin, III
       Richard A. Nunis
       Peter S. Rummell
     Carlos A. Saladrigas
      Jean Giles Wittner
       Donald K. Davis
       Fred N. Day, IV
      William D. Johnson
      Peter M. Scott III
      Geoffrey S. Chatas
        Tom D. Kilgore
       William S. Orser
       John R. McArthur
      Robert H. Bazemore, Jr.
        C. S. Hinnant
     E. Michael Williams
      Frank A. Schiller
       Bruce M. Baldwin
      Robert F. Caldwell
       C.H. Cline, Jr.
    Jeffery Allen Corbett
      Darren M. Dasburg
       Cornelius Gannon
    Emerson F. Gower, Jr.
        R. Erik Hansen
        Joel Y. Kamya
        John S. Keenan
        R. Tucker Mann
        John W. Moyer
        Lisa A. Myers
     Hilda Pinnix-Ragland
        James Scarola
       Robert A. Sipes
       Nancy H. Temple
        Lloyd M. Yates
      Thomas R. Sullivan
  Patricia Kornegay-Timmons
Robert M. Williams	D D D D D D D D, Ch D D D D D D EVP P, CEO GP EVP EVP, CFO GP GP SVP, S CAO, C SVP, CNO SVP GC, AS VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP T AS AS

        FLORIDA POWER CORPORATION d/b/a Progress Energy Florida, Inc.

Officer/Director Name	Position
     Fred N. Day, IV
H. William Habermeyer, Jr.
    William D. Johnson
    Robert B. McGehee
     William S. Orser
    Peter M. Scott III
    Geoffrey S. Chatas
      C. S. Hinnant
   E. Michael Williams
     Jeffrey J. Lyash
     John R. McArthur
     Bruce M. Baldwin
    Martha W. Barnwell
    Robert F. Caldwell
     C.H. Cline, Jr.
    Darren M. Dasburg
     Vincent M. Dolan
      R. Erik Hansen
      Joel Y. Kamya
      John S. Keenan
     Michael A. Lewis
      R. Tucker Mann
      Mark A. Myers
    Jeffrey D. Oliver
    David A. Phillips
      Billy R. Raley
     Sarah S. Rogers
      Dale E. Young
    Thomas R. Sullivan
    Robert H. Bazemore, Jr.
     Robert A. Glenn
    Frank A. Schiller
Robert M. Williams	D, EVP D, CEO, P D, EVP D, Ch D, GP D, EVP D, EVP, CFO SVP SVP SVP SVP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP VP T C AS GC, S AS

                                    FLORIDA PROGRESS CORPORATION

Officer/Director Name	Position
   Edwin B. Borden
   David L. Burner
 James E. Bostic, Jr.
   Charles W. Coker
 Richard L. Daugherty
 W.D. Frederick, Jr.
   William O. McCoy
  Robert B. McGehee
    E. Marie McKee
 John H. Mullin, III
   Richard A. Nunis
   Peter S. Rummell
 Carlos A. Saladrigas
  Jean Giles Wittner
  William D. Johnson
  Darren M. Dasburg
  Robert H. Bazemore, Jr.
  Thomas R. Sullivan
  Geoffrey S. Chatas
   John R. McArthur
  Frank A. Schiller
  Robert M. Williams
D D D D D D D D, Ch, P, CEO D D D D D D GP VP CAO, C T EVP, CFO S, SVP GC, AS AS

                                    PROGRESS ENERGY SERVICE COMPANY, LLC

Officer/Director Name	Position
    Robert B. McGehee
    Peter M. Scott III
    Robert H. Bazemore, Jr.
    Geoffrey S. Chatas
     John R. McArthur
       Steve Byone
    Darren M. Dasburg
     Vincent M. Dolan
     Rodney E. Gaddy
    Stephen S. Greene
     Anne M. Huffman
  Sanford R. Jordan, Jr.
     Mark F. Mulhern
   Dorothy F. Ramoneda
    Frank A. Schiller
    Thomas R. Sullivan
     Nancy H. Temple
    P. Eugene Upchurch
      Elwyn D. Wood
    Robert M. Williams
Patricia Kornegay-Timmons	MGR, Ch MGR, P, CEO VP, C MGR, EVP, CFO MGR, SVP VP, CRO VP VP VP VP VP VP VP VP VP, GC, S VP, T VP VP VP AS AS

Part II.

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption under 17 C.F.R.§250.70 [Exemptions from section 17(c) of the Act]
H. William Habermeyer, Jr. Charles W. Coker William O. McCoy Jean Giles Wittner Richard L. Daugherty W.D. Frederick, Jr. Carlos A. Saladrigas Emerson F. Gower, Jr.	Raymond James Financial, Inc.
St. Petersburg, Florida

Bank of America Corporation
Charlotte, North Carolina

Fidelity Investments
Boston, Massachusetts

Raymond James Bank, FSB
St. Petersburg, Florida

Wachovia Bank of North Carolina, N.A.
Durham, North Carolina

United Heritage Bank
Longwood, Florida

Premier American Bank
Miami, Florida

Wachovia Bank
Local Advisory Board
Florence, South Carolina
		Director Director Trustee Director Member Director Director (Chairman) Member	(c) [1] (a), (c), (d) (b), (d) (a), (c), (d) (a), (c), (d) (a), (c) (a), (c), (d) (f) [2]

[1]   H. William Habermeyer, Jr. is a Director and the President and CEO of Florida Power Corporation, d/b/a Progress Energy Florida, Inc.
[2]   Emerson F. Gower, Jr. is a Vice President of Carolina Power & Light Company, d/b/a Progress Energy Carolinas, Inc.

Part III.

Information responsive to (a) through (f) concerning officers and directors and their compensation is available in the Progress Energy, Inc. Proxy Statement dated March 31, 2005 and filed with the SEC on March 31, 2005, File No. 001-15929.

See Item 10.    EXHIBITS

        Exhibits A-1 through A-4.

Item 7. Contributions And Public Relations

1.

Progress Energy Inc. and its subsidiaries have established political action committees and have incurred certain costs in accordance with the provisions of the Federal Election Campaign Act for the administration of such committees.

2.

Company	Beneficiary	Purpose	Account	Amount
Florida Power CP&L Progress Energy Foundation, Inc.[1]	Various - 500 items Various - 1,125 items Various - 190 items	Community welfare, education, research and civic activity Community welfare, education, research and civic activity Community welfare, education, research and civic activity	426 426 426	$1,046,563 $1,490,261 $6,416,552

[1]     Progress Energy Foundation, Inc. is a 501(c)(3) organization established as a separate legal entity with funds appropriated each December.

Item 8. Service, Sales and Construction Contracts

Excluding (i) transactions included the annual report on Form U-13-60 of a service company, (ii) the sharing of costs of jointly owned facilities or jointly employed personnel, (iii) contracts for the purchase, sale or interchange of electricity or gas, and (iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9 (below), Progress Energy provides the following:

Part I.

Transaction	Serving Company	Receiving Company	Compensation [1]	Date of Contract	Contract In Effect As of 12/31/2004? (Yes/No)
   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

   Various Support
       Services

Coal Sales	CP&L CP&L CP&L Florida Power Florida Power Florida Power Florida Power Florida Power PES SRS PTC PTLLC Progress Fuels Corporation Ventures Ventures Progress Fuels Corporation	Florida Power Ventures PTLLC CP&L Progress Materials, Inc. PTC PTLLC Ventures CP&L CP&L Florida Power Florida Power Florida Power CP&L Progress Fuels Corporation Florida Power	$47,866,035.08

   $725,395.22

   $616,693.63

 $19,326,199.22

   $702,834.95

  $3,893,092.00

  $4,655,304.66

   $585,689.09

  $8,771,011.87

   $449,746.52

  $8,804,760.89

 $104,405.65 [3]

   $957,051.84

   $537,560.09

  $1,156,268.37

			$335,482,158.35	1/1/2001 11/1/2003 12/19/2003 1/1/2001 1/1/2003 1/1/2001 12/19/2003 11/1/2002 1/1/2001 [2] 1/1/2001 12/19/2003 N/A [3] N/A 11/1/2003 7/1/2003 2/1/1977 and 12/12/1978	Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes No [3] N/A Yes Yes Yes

[1]     The table above omits the following contracts, which would otherwise not be excluded from Item #8, where the aggregate amount of consideration passing between the same companies in calendar year 2004 totaled less than $100,000:

Serving Company	Receiving Company	Transaction	Compensation
Progress Fuels Corporation Progress Rail Services Corporation Florida Power Florida Power SRS CP&L CP&L CP&L	CP&L CP&L Progress Fuels Corporation Florida Progress Florida Power Progress Rail Services Corporation PES SRS	Coal procurement services, storm
support

Freight hauling

Equipment, support services

Support services

Energy efficiency support

Shared corporate functions, finance
and administration

Executive services, management and
finance

Legal, tax facilities and executive
		services management and finance	$48,660.90 $43,430.91 $30,209.81 $2,331.65 $74,000.00 $12,239.00 $77,526.63 $87,087.64

[2]     Represents the date of the original contract between SRS and CP&L. SRS subsequently assigned this contract to PES effective 10/10/2002.
[3]     Invoices from PTLLC to Service Co. were inadvertently processed through the wrong Receiving Company. Had the invoices been processed correctly, this amount would have been reflected on Form U-13-60 and the service agreement would have been dated 12/19/2003.

Part II.

None.

Part III.

None.

Item 9. Wholesale Generators and Foreign Utility Companies

Part I. Relevant data is designated by bold face type.

(a)

Company	Location	Business Address
DeSoto	3800 NE Roan Street Arcadia, FL 34266	410 S. Wilmington Street Raleigh, NC 27601

This site consists of two 160 megawatt combustion turbine peaking generators. Capacity and energy are currently under contract with Florida Power & Light. As of December 31, 2004, Genco had 100% ownership interest in DeSoto.

Company	Location	Business Address
Effingham	3440 McCall Road Rincon, GA 31326	410 S. Wilmington Street Raleigh, NC 27601

This site consists of one 480 megawatt combined-cycle unit and is under a tolling agreement with Ventures. As of December 31, 2004, Genco had 100% ownership interest in Effingham.

Company	Location	Business Address
MPC	208 Cherry Hill Road Monroe, GA 30656	410 S. Wilmington Street Raleigh, NC 27601

This site consists of two gas- and oil-fired combustion turbine peaking generators. Unit one, which has 152 megawatt capability, is currently under contract with the Municipal Electric Authority of Georgia. Unit two, which has 160 megawatt capability, is under a tolling agreement with Ventures. As of December 31, 2004, Genco had 100% ownership interest in MPC.

Company	Location	Business Address
Rowan	5755 N.C. Hwy 801 Salisbury, NC 28147	410 S. Wilmington Street Raleigh, NC 27601

This site consists of three simple-cycle generating units and one combined-cycle unit. The three simple-cycle units have a total of 459MW capability. Units one and two are currently under contract and being sold to Duke Power. Unit three is under a tolling agreement with Ventures. Capacity and energy for the combined-cycle unit, which has 466 megawatt capability, is under a tolling agreement with Ventures. As of December 31, 2004, Genco had 100% ownership interest in Rowan.

Company	Location	Business Address
Walton	208 Cherry Hill Road Monroe, GA 30656	410 S. Wilmington Street Raleigh, NC 27601

Walton operates three 160 MW combustion turbine peaking generators. Capacity and energy for the output of these units is under contract with Louisville Gas & Electric. As of December 31, 2004, Ventures had 100% ownership interest in Walton.

Company	Location	Business Address
Washington	1177 County Line Road, Lot D Sandersville, GA 31082	410 S. Wilmington Street Raleigh, NC 27601

Washington began commercial operation in June 2003. The site consists of four 150 MW combustion turbine peaking generators. Capacity and energy for the output of these units is under contract with Louisville Gas & Electric. As of December 31, 2004, Ventures had 100% ownership interest in Washington.

(b)     A response to this item will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935.

(c)     A response to this item will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935.

(d)     The following table identifies all service, sales and construction contracts between system companies and Exempt Wholesale Generation companies (EWGs) in the registrant’s system as of December 31, 2004. There were no Foreign Utility Companies, or FUCOs, in the registrant’s system as of December 31, 2004.

Contract	Service Provider	Service Recipient	Services Provided	Total 2004 Compensation Paid to Service Provider
    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

    Utility Service
       Agreement

     Sale of Goods

Fuel Management & Power
   Marketing Services
       Agreement

      GISB-Walton

    GISB-Washington

   Tolling Agreements
  DeSoto Units 1 and 2

   Tolling Agreement
       Effingham

       EEI-Walton

     EEI-Washington

   Tolling Agreements
   MPC Units I and 2

   Tolling Agreements
Rowan Units 3 & CC	CP&L

         CP&L

         CP&L

         CP&L

         CP&L

         CP&L

     Florida Power

     Florida Power

     Florida Power

     Florida Power

     Florida Power

     Florida Power

         Rowan

       Ventures

       Ventures

       Ventures

 DeSoto Units 1 and 2

   Effingham Unit 1

        Walton

      Washington

   MPC Units 1 and 2

Rowan	DeSoto Effingham MPC Rowan Walton Washington Rowan Effingham DeSoto MPC Walton Washington CP&L DeSoto, Effingham, MPC and Rowan Walton Washington Ventures Ventures Ventures Ventures Ventures Ventures	CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
      environmental &
    technical services

     CT operations and
       maintenance,
  environmental services

     CT operations and
       maintenance,
  environmental services

     CT operations and
       maintenance,
  environmental services

     CT operations and
       maintenance,
  environmental services

     CT operations and
       maintenance,
  environmental services

     CT operations and
       maintenance,
  environmental services

         Inventory

    Fuel management and
      power marketing
    services, including
  procuring fuel for and
      scheduling the
    dispatch of energy
  from each EWG facility

   Master Agreement for
        natural gas
       transactions

   Master Agreement for
        natural gas
       transactions

    Sale of generating
       capacity and
      energy tolling
         services
   from the EWG facility
        by Ventures

    Sale of generating
       capacity and
      energy tolling
         services
       from the EWG
        by Ventures

   Master Agreement for
      physical power
       transactions

   Master Agreement for
      physical power
       transactions

    Sale of generating
       capacity and
      energy tolling
         services
       from the EWG
        by Ventures

    Sale of generating
       capacity and
      energy tolling
         services
       from the EWG
by Ventures	$39,068.69

    $482,422.31

    $242,552.32

    $523,474.93

    $109,895.89

    $36,016.75

    $27,026.21

    $48,645.22

    $97,432.49

    $14,067.18

     $8,592.28

     $4,490.16

   $3,500,355.46

$38,124,274.34 [1]

    $33,287.59

    $94,877.97

     $0.00 [2]

  $17,670,197.23

    $17,535.52

    $50,839.70

   $1,954,576.53

$17,387,828.41

[1]     Represents Ventures’ total power purchased from and gas sold to the EWGs in 2004.
[2]     As of December 31, 2004, no tolling payments had been made by Ventures under these agreements

Part II.

See Item 10.	EXHIBITS
Exhibit G Exhibit H

Part III.

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935.

Item 10. Financial Statements and Exhibits

FINANCIAL STATEMENTS

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of 1935.

EXHIBITS [1]

Exhibit
A-1 A-2 A-3 A-4 B C D E F G H	Progress Energy, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the
U.S. Securities and Exchange Commission ("SEC") on March 16, 2005, SEC File No. 1-15929

CP&L Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the SEC on March 16,
2005, SEC File No. 1-3382

Florida Progress Corporation Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the SEC on March 16, 2005, SEC File No. 1-8349

Florida Power Corporation Annual Report on Form 10-K for the year ended December 31, 2004 as filed with the
SEC on March 16, 2005, SEC File No. 1-3274

The organization documents of Progress Energy, Inc., Progress Energy Service Company, LLC, Carolina Power &
Light Company, Florida Power Corporation and Florida Progress Corporation were filed confidentially with the SEC on October 31, 2002 pursuant to 17 CFR § 250.104 under the Public Utility Holding Company Act of
1935. By-Laws of Progress Energy, Inc., as amended on March 17, 2004, were filed as Exhibit 3(ii)(a) to
Form 10-Q with the SEC on May 6, 2004. By-Laws of Carolina Power & Light Company, as amended on March 17,
2004, were filed as Exhibit 3(ii)(b) to Form 10-Q with the SEC on May 6, 2004.

None.

The Intercompany Income Tax Allocation Agreement of Progress Energy, Inc. and Subsidiary Companies was
filed with the SEC on May 3, 2002 as Exhibit D to Progress Energy, Inc.'s Form U5S. Two changes to the
Intercompany Income Tax Allocation Agreement effective January 1, 2003 were filed with the SEC on May 2,
2003 as Exhibit D to Progress Energy, Inc.'s Form U5S.

Hurricane Loan Program

Consolidated and consolidating financial statements will be filed confidentially pursuant to 17 CFR §
250.104 under the Public Utility Holding Company Act of 1935.

Organizational Chart Showing EWG Relationships

A response to this item will be filed confidentially pursuant to 17 CFR § 250.104 under the Public Utility
Holding Company Act of 1935.

A cash flow statement is not prepared in the ordinary course of business for the EWGs.

[1]     The exhibits listed above which have been filed with the SEC pursuant to various Acts administered by the SEC are incorporated by reference and made a part hereof.

SIGNATURE

        The undersigned registered holding company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935.

PROGRESS ENERGY, INC. By: /s/ Robert H. Bazemore, Jr. Robert H. Bazemore, Jr. Vice President and Controller

Date: April 28, 2005